Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980

November 4, 2025
Jaea Hahn, Senior Counsel
Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20002

Re:	Crestline Lending Solutions, LLC
Registration Statement on Form 10
File No. 000-56777
Dear Ms. Hahn:
On behalf of Crestline Lending Solutions, LLC (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on September 29, 2025, regarding the Company’s Registration Statement on Form 10 (File No. 000-56777) (the “Registration Statement”) filed on August 29, 2025. The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Registration Statement are referenced in the responses set forth below, such revisions have been included in Amendment No. 1 to the Registration Statement on Form 10 filed with the SEC on November 4, 2025 (the “Amended Registration Statement”). The page numbers referenced in the Company’s responses reflect the page numbers of the Amended Registration Statement; the Company has otherwise retained the original page numbers referenced in the Staff’s comments. Capitalized terms used in this letter but not otherwise defined herein have the meanings specified in the Amended Registration Statement.
General Comments
1.    Please advise in correspondence if the Company or Adviser expects to submit or rely upon any exemptive applications or no-action relief requests in connection with the Registration Statement or operations of the Company.
Response: The Company respectfully advises the Staff on a supplemental basis that on September 5, 2025, the Staff issued a notice (the “Notice”) of Amendment No. 3 to the Application for an Order filed by the Company, et al. on September 3, 2025 (File No. 812-15628) (the “Application”). The Staff confirmed that upon the expiration of the notice period on September 30, 2025, the Company would be eligible to receive its co-investment exemptive relief order (the “Order”) on October 1, 2025. In light of the government shutdown, which began on October 1, 2025, the Company has not yet received the Order. Upon such time that the government reopens, the Company intends to request that the Staff issue the Order, nunc pro tunc, dated as of October 1, 2025, which is the date that the Order would have been granted absent the government shutdown. The Company believes this is an appropriate administrative correction for two reasons. First, the time for substantive action that would have impeded the issuance of the Order had lapsed as of September 30, 2025 at 5:30 PM, which was the date that the notice period and the opportunity for any outside parties to request a hearing expired. Second, the issuance of the Order was delayed by external factors outside the control of either the Staff or the Company. Aside from the Order, the Company does

Jaea Hahn, Senior Counsel
November 4, 2025
not expect to submit or rely upon any other exemptive applications or no-action relief requests in connection with the Company’s operations or the Amended Registration Statement at this time.
2.    Please confirm that the Company does not intend to issue debt securities or preferred stock within a year from the effective date of the Registration Statement. If the Company plans to issue preferred shares within a year from the effectiveness of the Registration Statement, please include additional disclosure of risks to holders of common shares in the event of a preferred share offering.
Response: The Company respectfully advises the Staff on a supplemental basis that it does not intend to issue debt securities or preferred shares within a year from the effective date of the Registration Statement.
3.    We note that the Registration Statement is missing information and exhibits and contains numerous sections that indicate that they will be added, completed or updated by amendment. Please expect comments on such portions when you add, complete or update them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment. Please plan accordingly.
Response: The Company has revised the Amended Registration Statement to reflect the Staff’s comment and has filed the outstanding exhibits listed in the Exhibit List in Item 15 of the Amended Registration Statement. The Company respectfully acknowledges that the Staff may have further comments on any added information or disclosures made in response to this letter.
Accounting Comments
Investment Management Agreement, pp. 16-18
Incentive Fee Based on Income, p. 17
4.    Please provide a graphical representation of the income-related portion of the incentive fee.
Response: The Company has revised page 19 of the Amended Registration Statement to reflect the Staff’s comment.
Fees and Expenses, p. 21
5.    Please ensure sales loads or upfront fees are included in the fee table as applicable.
Response: The Company respectfully advises the Staff on a supplemental basis that the Company does not charge its investors a sales load or upfront fees in connection with the offering of the Company’s current class of shares.
6.    Consider including the expense example. See Instruction 11. to Item 3. of Form N-2 for guidance.
Response: The Company has revised page 23 of the Amended Registration Statement to reflect the Staff’s comment.
Expense Support and Conditional Reimbursement Agreement, p. 23
7.    The first full paragraph, second sentence mentions “…the Advisor will agree to pay certain expenses on our behalf, including our organizational costs…”. Please disclose whether the Adviser has agreed to pay for offering costs.
Response: The Company has revised page 24 of the Amended Registration Statement to address the Staff’s comment. The Company respectfully advises the Staff on a supplemental basis that pursuant to the Expense

Jaea Hahn, Senior Counsel
November 4, 2025
Support and Reimbursement Agreement between the Company and Crestline Management, L.P. (the “Adviser”), the Adviser has agreed to make payments contributing to certain expenses incurred by the Company, including offering expenses. Any such expense payments are subject to an Annual Expense Cap as described on pages 24 and 25 of the Amended Registration Statement.
Expenses, pp. 68-69
8.    In the second full paragraph on page 69, the first sentence mentions “We will reimburse the Adviser for organizational costs incurred with our formation”. Elsewhere, for example in the Expense Support and Conditional Reimbursement Agreement section on page 23, it’s mentioned that organizational costs may be paid by the Adviser. Please make the disclosures consistent.
Response: The Company has revised pages 23, 24 and 71 of the Amended Registration Statement to reflect the Staff’s comment, noting that the Company will reimburse the Adviser for organizational costs incurred with its formation.
Statement of Cash Flows
Organization and Offering Costs, p. 99
9.    Citing applicable U.S. GAAP, please explain how the organizational costs expensed by the LLC will be accounted for by the BDC after the conversion.
Response: The Company respectfully advises the Staff on a supplemental basis that its organizational costs will be expensed as incurred pursuant to FASB ASC 720-15-25-1 of U.S. GAAP. The Company does not anticipate that its conversion to a business development company (“BDC”) will impact the accounting method for its organizational costs.
10.    Please explain whether the LLC and/or BDC has incurred any offering costs. If offering costs have been incurred, in correspondence please identify the line items in the financial statements where these are reflected.
Response: The Company respectfully advises the Staff on a supplemental basis that it has incurred an insubstantial amount of offering costs as of June 30, 2025, including with respect to offering costs incurred during the Company’s operations as a private fund prior to its election to be regulated as a BDC. Such offering costs are included in the “Other liabilities” category in the Company’s balance sheet on page 92 of the Amended Registration Statement.
Legal Comments
Explanatory Note, pp. 1-2
11.    We note the risk described in the penultimate bullet (“An investment in the Company may not be suitable …”) is similar to the risk described in the first bullet. Please consider combining.
Response: The Company has revised pages 1 and 2 of the Amended Registration Statement to reflect the Staff’s comment.
12.    In the last paragraph on page 2, please update to reflect the fact that the Form N-54A election was filed on September 2, 2025.
Response: The Company has revised page 2 of the Amended Registration Statement to reflect the Staff’s comment.

Jaea Hahn, Senior Counsel
November 4, 2025
Item 1. Business
(a) General Development of Business, p. 5
13.    Please clarify the year when Ramp Vehicle was formed.
Response: The Company respectfully advises the Staff on a supplemental basis that the Ramp Vehicle was formed in 2024.
14.    Supplementally, please address whether the terms of the initial subscriptions are the same as for the Shares currently being offered. If the terms are different, please clarify whether these different terms could have a material, negative effect on other investors and whether these different terms will be disclosed and how they will be disclosed, including the timing of such disclosure, are there any preferential redemption or withdrawal rights, and whether there will be a direct or indirect effect on the management fee attributable to the applicable shareholders with whom such agreements were made.
Response: The Company respectfully advises the Staff on a supplemental basis that the terms of the initial subscriptions are the same as the terms for the Shares currently being offered.
15.    Consider disclosing how many closings have been held to date, when they occurred, how many investors have committed capital and the aggregate capital commitments the Company has received to date. Has the Company called capital to date for any purpose? Please clarify.
Response: The Company has revised page 5 of the Amended Registration Statement to reflect the Staff’s comment.
The Company, p. 5
16.    Please clarify that the Company’s principal business involves a “direct lending strategy” that includes originating loans as noted below in the principal investment strategy.
Response: The Company has revised page 5 of the Amended Registration Statement to reflect the Staff’s comment.
Shares, p. 7
17.    Please clarify that the Company currently has only one class of Shares.
Response: The Company has revised page 7 of the Amended Registration Statement to reflect the Staff’s comment.
18.    Please clarify whether the Company has filed a request for multi-class exemptive relief and disclose that even if the Company applies for exemptive relief, such relief may not be granted.
Response: The Company respectfully advises the Staff on a supplemental basis that as of the date hereof, it has not filed a request for multi-class exemptive relief. The Company has revised page 7 of the Amended Registration Statement to reflect the Staff’s comment.
Share Repurchase Program, p. 9
19.    In the third paragraph, you state that “Additionally, Shares that have not been outstanding for at least one year will be repurchased at 98% of the NAV per share as of the last calendar day of the applicable quarter.”

Jaea Hahn, Senior Counsel
November 4, 2025
Please clarify if the 2% is a fee, and if so, if it is a repurchase fee (proceeds to the Company) or an early withdrawal charge (proceeds to the selling agent).
Response: The Company respectfully advises the Staff on a supplemental basis that the Company will retain the 2% difference in the amount payable by the Company to shareholders who tender shares that have not been outstanding for at least one year and the amount that would otherwise be payable to such shareholders if such shares were outstanding for at least one year. The Company has revised page 10 of the Amended Registration Statement to reflect the Staff’s comment.
Investment Objective, p. 9
20.    In the first bullet point, please clarify how the Company will invest in loans; for example, will it be through loan origination?
Response: The Company respectfully advises the Staff that it will invest in loans through the origination of direct lending opportunities sourced by the Adviser, or by investing in broadly syndicated loans. As described on page 11 of the Amended Registration Statement, the Company intends to invest in a portfolio of directly originated loans, secured floating and fixed rate syndicated loans, corporate bonds and other types of credit instruments.
21.    In the second bullet point, please clarify what is meant by “liquid” and “illiquid credit”.
Response: The Company respectfully advises the Staff on a supplemental basis that “illiquid credit” on page 10 of the Amended Registration Statement is meant to describe the debt securities of portfolio companies that are not readily tradable because such securities do not trade on an exchange and do not have a readily available market quotation, and as a result, are more difficult to sell or trade on a short-term basis. Such assets are meant to contrast with the Company’s anticipated limited investments in “liquid credit,” or securities that are more readily tradable, such as bonds or commercial paper.
22.    In the third bullet point, please clarify what is meant by “lower” and “core” middle market or cross-reference a later description. (See also comment 23.)
Response: The Company has revised page 10 of the Amended Registration Statement to reflect the Staff’s comment.
Investment Strategy, pp. 9-11
23.    Please clarify the difference between direct lending and opportunistic lending. For example, are there differences in the types of entities to or circumstances in which the Company will make direct loans versus opportunistic loans? We note that direct lending is generally where a company will make loans directly to companies while opportunistic lending generally involves providing flexible, high-interest financing to companies or assets in difficult, complex or time-sensitive situations. Where appropriate, please clarify who the borrowers are for each type of lending activity (e.g., what is a “lower or middle market company”). We note many of the characteristics of these borrowers are summarized in the risk factor “Investing in middle market companies involves a number of significant risks, any one of which could have a material adverse effect on our operating results.”
Response: The Company respectfully advises the Staff on a supplemental basis that its Direct Lending Strategy refers to directly originated investments where the Company invests in senior secured, first-lien loans to portfolio companies, where returns are generated primarily by current income. The Opportunistic Strategy refers to investments where returns are generated, in part, by potentially higher-risk structuring terms, such as deferred interest or equity participation. Both the Direct Lending and Opportunistic Strategies focus on portfolio companies in the lower and core middle market, meaning the Company does not consider only lower or core middle market companies for one strategy or the other.

Jaea Hahn, Senior Counsel
November 4, 2025
As described earlier on page 5 of the Amended Registration Statement, the Company defines companies in the lower or core middle market to be those that generally have between $10 million and $75 million in annual earnings before interest, taxes, depreciation and amortization. The Company has revised the Amended Registration Statement to add this definition on page 10 of the Amended Registration Statement to address the Staff’s comment.
24.    In the carryover paragraph on pages 9-10, the last sentence states “The majority of companies that Crestline currently lends to are backed by a private equity sponsor.” If this is a single entity, please disclose the name of the private equity sponsor.
Response: The Company respectfully advises the Staff on a supplemental basis that the above-referenced sentence is intended to reflect that the majority of companies that Crestline currently lends to each have a private equity sponsor, not that each of those companies has the same private equity sponsor. The Company has revised page 10 of the Amended Registration Statement to reflect the Staff’s comment.
25.    In the first full paragraph on page 10, please revise the second sentence to refer to the defined term “The Opportunistic Strategy” rather than “The Opportunistic Lending Strategy.”
Response: The Company has revised page 10 of the Amended Registration Statement to reflect the Staff’s comment.
26.    In the fifth paragraph on page 10, you state “We also expect to invest to some extent in non-U.S. companies.” Please clarify how the Company will invest in non-US Companies since both the Direct Lending Strategy and Opportunistic Strategy focus on companies in the U.S.
Response: The Company respectfully advises the Staff on a supplemental basis that it believes a limited number of investments in non-U.S. companies is consistent with both the Direct Lending and Opportunistic Strategies. The Company may invest in non-U.S. companies in limited circumstances. For example, the Adviser’s team based in London may source investment opportunities that fall within the Company’s Direct Lending and/or Opportunistic Strategies, but because of that investment team’s location, the borrower may be based outside the United States.
27.    In the fifth paragraph on page 10, the third sentence refers to “syndicated market investments.” Please clarify if this is a different component of the principal strategy.
Response: The Company does not view its potential investments in the syndicated market, such as investments in broadly syndicated loans, as a separate component of its principal investment strategy; rather, as described on page 11 of the Amended Registration Statement, these investments are intended to be consistent with the Company’s principal strategy, and the Company views such investments as potentially accretive opportunities. Such investments are also intended to support the Company’s liquidity in order to satisfy any potential share repurchases, to the extent such repurchases are offered, and to manage the Company’s cash flow.
28.    In the sixth paragraph on page 10, please revise the 4th sentence to clarify what is meant by “foreign instruments.”
Response: The Company has revised page 11 of the Amended Registration Statement to reflect the Staff’s comment.
29.    In the third full paragraph on page 11, for clarity, please revise the last sentence (“However, on an aggregate basis, …”) to delete “, as such investments are typically smaller in size.”
Response: The Company has revised page 11 of the Amended Registration Statement to reflect the Staff’s comment.

Jaea Hahn, Senior Counsel
November 4, 2025
30.    In the fourth full paragraph on page 11, the first sentence refers to “multiple independent pools of value” and the second sentence refers to “multiple pools of value diversifying risk”. Please clarify what is meant by “multiple pools” in both sentences.
Response: The Company respectfully advises the Staff on a supplemental basis that the Company views investments with “multiple pools” of value and value diversifying risk as portfolio companies that can offer several solutions across market segments, as opposed to businesses that can only offer a single product or service in a limited set of industries. These types of portfolio companies may also include those that own and/or operate a business in multiple locations across different geographies, with each location presenting different options to protect the value of the Company’s investment, such as a sale or a change in management. The Company has revised page 12 of the Amended Registration Statement to clarify these sentences.
31.    In the fifth paragraph on page 11, please clarify if the Company will originate covenant lite loans as suggested by the risk factor, “Covenant-lite Obligations.” Please add a cross reference to the related risk disclosure on page 56.
Response: The Company has revised page 12 of the Amended Registration Statement to reflect the Staff’s comment.
Investment Process, pp. 12-16
Sourcing and Origination, p. 12
32.    In the fourth paragraph, please clarify what is meant by “direct sourcing yield” and “hit rate and yield perspective.”
Response: The Company respectfully advises the Staff on a supplemental basis that “direct sourcing yield” refers to the amount of investment opportunities generated through the Adviser’s sourcing of investment opportunities. The “hit rate” of those sourcing efforts refers to the overall number of opportunities received by the Adviser, while the “yield” from those sourcing efforts refers to actual investment opportunities pursued. The Company has revised page 13 of the Amended Registration Statement to clarify.
33.    In the last paragraph on page 12, please clarify what is meant by “generalist bank coverage” and “growing intrinsic base”.
Response: The Company respectfully advises the Staff on a supplemental basis that “generalist bank coverage” refers to the scope of investment banks with which Crestline has an existing relationship, where the bank does not specialize in any one particular industry. The “growing intrinsic base of existing portfolio companies” at Crestline refers to the existing portfolio companies in which other Crestline funds or accounts have previously invested.
Screening and Due Diligence, p. 13
34.    In the fifth bullet discussing what happens after reaching the Final Research Report, please note “Opportunity” is not a defined term.
Response: The Company has revised page 14 of the Amended Registration Statement to reflect the Staff’s comment.

Jaea Hahn, Senior Counsel
November 4, 2025
Types of Investments, pp. 14-16
35.    Preferred Investments, p. 15. The third sentence defines “PIK” which has been defined earlier in the Form 10; please use the earlier defined term or otherwise use a consistent term throughout.
Response: The Company has revised page 16 of the Amended Registration Statement to reflect the Staff’s comment.
36.    European Investments, p. 15. Please highlight European Investments earlier in the Company’s investment objective and strategy since such investments may be as much as 10% of the Company's portfolio but the Opportunistic Strategy is defined in part as investments in the U.S.
Response: The Company has revised page 16 of the Amended Registration Statement to reflect the Staff’s comment. The Company respectfully advises the Staff that the description of the Company’s European Investments is categorized with other types of investments that the Company may make, but that the Company does not intend to represent more than 10% of its portfolio (including Real Estate and Liquid Credit Investments).
Allocation of Investments, p. 16
37.    In the fourth paragraph, clarify that the co-investment relief is not guaranteed and may not be granted. Please explain supplementally whether the Company will engage in the kinds of investments described in this section prior to receiving exemptive relief.
Response: The Company has revised page 17 of the Amended Registration Statement to reflect the Staff’s comment. As discussed in response to Comment 1, the notice period for the Application expired on September 30, 2025 at 5:30 PM, but because of the government shutdown, the Staff was administratively unable to issue the Order on October 1, 2025. The Company respectfully advises the Staff on a supplemental basis that it has transacted with certain of its affiliates subsequent to the date that the Order would have been issued in compliance with the conditions of the Order, with the expectation that the Order will be granted, nunc pro tunc, dated as of October 1, 2025, upon such time that the government reopens.
Incentive Fee Based on Income, p. 16
38.    Please clarify whether the net assets on which the base management fee is calculated may be affected by leverage. Add a cross reference to the risk factors discussion “Our management and incentive fees may induce the Adviser to incur additional leverage.”
Response: The Company respectfully advises the Staff on a supplemental basis that the net assets on which the base management fee is calculated includes borrowings, and as a result, would be affected by any leverage incurred by the Company. The Company has revised page 17 of the Amended Registration Statement to address the Staff’s comment.
Dividend Reinvestment Plan, p. 23
39.    Please disclose how shareholders may obtain information about the plan; the method of determining the number of shares that will be distributed instead of a cash dividend; if applicable, that an investor holding shares that participate in the plan in a brokerage account may not be able to transfer the shares to another broker and continue to participate in the plan; and the minimum or maximum investment required in the cash purchase plan option.
Response: The Company respectfully advises the Staff that the existing disclosure on page 27 of the Amended Registration Statement includes the method for determining the number of shares that will be distributed pursuant to the dividend reinvestment plan, which will be calculated by dividing the total dollar

Jaea Hahn, Senior Counsel
November 4, 2025
amount of the distribution payable to such shareholder by the Company’s most recently published net asset value per share. The Company also respectfully advises the Staff that there is no minimum or maximum investment required for shareholders that elect to receive distributions in cash. The Company has otherwise revised page 27 of the Amended Registration Statement to address the Staff’s comment.
Certain U.S. Federal Income Tax Considerations, pp. 30
Our Investments – General, pp. 35-36
40.    We note the disclosure in this section suggests that the Company may use one or more subsidiaries to manage its tax status as a RIC. If the Company intends to use one or more entities (regardless of whether or not the Company sets up the entity) that (1) is primarily controlled by the Company (as defined herein); and (2) primarily engages in investment activities in securities or other assets (“Subsidiary” as that term is used below), please address the following comments:
•    Disclose that the Subsidiary or Subsidiaries will include entities that engage in investment activities in securities or other assets that are primarily controlled by the Company. “Primarily controlled” means (1) the Company controls the unregistered entity within the meaning of section 2(a)(9) of the 1940 Act, and (2) the Company’s control of the unregistered entity is greater than that of any other person.
Response: The Company has revised pages 37 and 38 of the Amended Registration Statement to reflect the Staff’s comment.
•    Disclose that the Company will comply with the provisions of the 1940 Act governing capital structure and leverage (section 61) on an aggregate basis with a subsidiary so that the Company treats the Subsidiary’s debt as its own.
Response: The Company has revised pages 37 and 38 of the Amended Registration Statement to reflect the Staff’s comment.
•    Disclose that any investment adviser to a Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (section 15) as if it were an investment adviser to the Company under section 2(a)(20) of the 1940 Act. Any investment advisory agreement between a Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Company and a Subsidiary, then, for purposes of complying with section 15(c), the reviews of the Company’s and a Subsidiary’s investment advisory agreements may be combined.
Response: The Company respectfully advises the Staff on a supplemental basis that the subsidiaries referenced in the disclosure on pages 37 and 38 of the Amended Registration Statement will be wholly owned by the Company and the Company expects to consolidate any such wholly owned subsidiary for purposes of compliance with the 1940 Act. In this regard, there will be no separate investment advisory agreement between any wholly owned subsidiary of the Company and the Adviser as any such wholly owned subsidiary will be governed by the investment advisory agreement by and between the Company and the Adviser.
•    Disclose that each Subsidiary will comply with provisions relating to affiliated transactions and custody (section 57). Also, please identify the custodian of the subsidiary, if any.
Response: The Company respectfully advises the Staff that there will be no separate custody agreement for any wholly owned subsidiary of the Company as any wholly owned subsidiary will be governed by the terms of the custody agreement between the Company and its custodian, State Street Bank and Trust Company.

Jaea Hahn, Senior Counsel
November 4, 2025
•    Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Company. The principal investment strategies and principal risk disclosures of a Company that invests in a subsidiary should reflect aggregate operations of the Company and the Subsidiary.
Response: The Company has revised pages 37 and 38 of the Amended Registration Statement to reflect the Staff’s comment.
•    Please also confirm in correspondence that: (1) the Subsidiary, if organized and operating outside the United States, and its board of directors will agree to designate an agent for service of process in the United States; (2) the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with section 31 of the 1940 Act and the rules thereunder; and the financial statements of the Subsidiary will be consolidated with those of the Company. If not, please explain why not?
Response: The Company respectfully advises the Staff on a supplemental basis that any wholly owned subsidiaries of the Company will be domestic subsidiaries, rather than foreign subsidiaries.
•    If the Company will have wholly-owned Subsidiaries, please confirm supplementally that each wholly-owned Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and each wholly-owned Subsidiary’s expenses will be included in “Other Expenses” in the Company’s fee table.
Response: The Company respectfully advises the Staff on a supplemental basis that the Company expects that any subsidiary will be wholly owned and the subsidiary’s management fee (including any performance fee) will be included in “Management Fees,” and any subsidiary’s expenses will be included in “Other Expenses” in the Company’s fees and expenses table.
Item 1A. Risk Factors
Our incentive fee may induce the Adviser to make speculative investments, p. 45
41.    Please clarify if this risk would also cover investments in PIK instruments as suggested in “Incentive Fee Based on Income.”
Response: The Company has revised page 47 of the Amended Registration Statement to address the Staff’s comment.
We operate in a highly competitive market for investment opportunities, which could reduce returns and result in losses, p. 45
42.    In the first paragraph, sixth sentence, “Source-of-Income Requirement, Asset Diversification Requirement and Distribution Requirement” are not defined terms. Please revise.
Response: The Company has revised page 47 of the Amended Registration Statement to reflect the Staff’s comment.

Jaea Hahn, Senior Counsel
November 4, 2025
PIK interest payments we receive will increase our assets under management and, as a result, will increase the amount of base management fees and incentive fees payable to our Adviser, p. 47
43.    Please clarify in the discussion of the Incentive Fee on page 16 that PIK interest payments will increase assets under management and, as a result, will increase the amount of base management fees and incentive fees paid to the Adviser. Add a cross reference to this risk factor.
Response: The Company has revised page 17 of the Amended Registration Statement to reflect the Staff’s comment.
Our ability to enter into transactions with our affiliates is restricted, p. 62
44.    In the second paragraph, please clarify that the co-investment exemptive order is not guaranteed and may not be granted by the SEC.
Response: The Company respectfully advises the Staff on a supplemental basis that on September 5, 2025, the Staff issued the Notice, and separately confirmed that the Company would receive its Order on October 1, 2025. In light of the government shutdown, which began on October 1, 2025, the Company has not yet received the Order. The Company has revised page 64 of the Amended Registration Statement to reflect that any co-investment exemptive orders are not guaranteed and may not be granted by the SEC.
Item 4. Security Ownership of Certain Beneficial Owners and Management, p. 73
45.    Please revise the table to include a column listing the class of security. See Item 403 of Reg. S-K.
Response: The Company has revised page 76 of the Amended Registration Statement to reflect the Staff’s comment.
Item 7. Certain Relations and Related Transactions, and Director Independence, p. 79
46.    We note disclosure earlier in the registration statement stating that the Company has already entered into the Investment Management and Administration Agreements, and Expense Support and Conditional Reimbursement Agreement. Please update the disclosure accordingly.
Response: The Company has revised page 82 of the Amended Registration Statement to reflect the Staff’s comment.
Item 15. Exhibits p. 122
47.    Please provide a copy of the Company’s bylaws and the Amended and Restated Limited Liability Company Agreement.
Response: The Company has filed its Amended and Restated Limited Liability Company Agreement with the Amended Registration Statement. The Company respectfully advises the Staff on a supplemental basis that it has not adopted separate bylaws, as the Amended and Restated Limited Liability Company Agreement serves as the governing document for the Company’s operations.
48.    Please file finalized documents and agreements, rather than any “form of” agreements.
Response: The Company has filed the finalized documents and agreements listed in the Exhibit List in Item 15 in the Amended Registration Statement.
*          *          *

Jaea Hahn, Senior Counsel
November 4, 2025
Please do not hesitate to call me at (202) 383-0278 if you have any questions or require any additional information.

Sincerely,

/s/ Payam Siadatpour
Payam Siadatpour, Esq.

cc:	Brian Szilagyi, Staff Accountant
Asen Parachkevov, Branch Chief
Andrea Ottomanelli Magovern, Assistant Director
Jesus Payan, Esq., Crestline Management, L.P.
Steven B. Boehm, Esq., Eversheds Sutherland (US) LLP
Paige C. Spraker, Esq., Eversheds Sutherland (US) LLP